

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

January 30, 2006

Kazuya Imai, Chief Financial Officer
Mitsui & Co., Ltd
2-1, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo 100-0004
Japan

> **Re:** **Mitsui & Co., Ltd**
> **Form 20-F for the Year Ended March 31, 2005**
> **Filed on September 26, 2005**
> **File No. 0-9929**

Dear Mr. Imai:

We have reviewed the above filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 20-F for the Year Ended March 31, 2005

Tax Asset Valuation, page 118

1.      We note you classify subsidiaries and associated companies into five categories
        and evaluate the realizability of deferred tax assets by each category.  For
        subsidiaries that are categorized into the third and fourth category, we note you
        limit the estimate of future income used in determining the valuation allowance to
        a relatively short time horizon (approximately 5 years). We believe the estimates
        used in the FAS 109 valuation allowance assessment should be consistent with
        other estimates involving assumptions about future performance used in the
        preparation of the financial statements and in other filing disclosures. Please tell
        us how the estimates and forecasts relied upon for the FAS 109 valuation
        allowance assessment compare to those used for other impairment analysis (e.g.
        FAS 144 assessment of impairment) in terms of consistency in time horizon
        forecasted.

 Basis of Financial Statements, page F-10

2.      We note you decided to classify financing revenues and costs of certain
        subsidiaries engaged mainly in external consumer financing from interest
        expense, net of interest income to other sales and cost of other sales, respectively.
        Your independent auditor's report referred to this change as a restatement,
        inferring a correction of an error. In certain areas in your filing, such as Operating
        and Financial Review and Prospects section of the document, you referred to the
        change as a reclassification for purposes of conforming presentation. Please tell
        us the type of accounting change this represents under APB Opinion No. 20. If
        the change represents a correction of an error, your document should clearly state
        as such consistently throughout the document.  We may have further comment
        upon review of your response.

Engineering Comments

Form 20-F for the Year Ended March 31, 2005

Property, Plant and Equipment, page 60

Mining Activities, page 63

3.      Concerning your disclosure about your Iron Ore and Coal Production on page 69, it is unclear if the disclosed production figures are quantities of marketable product, or some intermediate product that will require further processing.  Please clarify your disclosure on this point.

4.      Likewise, concerning your disclosure about your Iron Ore and Coal Reserves on page 70, the disclosure is unclear if the reserves will require further processing before a marketable product can be produced.  Please clarify, and disclose any processing recoveries required to convert a reserve estimate into a marketable product estimate, as required by Industry Guide 7.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yong Choi at (202) 551-3758 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director